UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42770

Magnitude International Ltd

(Exact name of registrant as specified in its charter)

27 Woodlands Industrial Park E1

#03-15 (Lobby B) Hiangkie Industrial Building

Singapore 757718

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Receipt of Nasdaq Delisting Determination Notice

On August 3, 2026, Magnitude International Ltd (the “Company”) received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq staff has determined to delist the Company’s securities from Nasdaq.

Following the temporary suspension of trading in the Company’s securities by the U.S. Securities and Exchange Commission (the “SEC”) from December 5, 2025 through December 18, 2025, Nasdaq halted trading in the Company’s securities on December 19, 2025. Nasdaq has now determined to delist the Company’s securities pursuant to its discretionary authority under Nasdaq Listing Rule IM-5101-4.

Nasdaq Listing Rule IM-5101-4 allows Nasdaq “to exercise discretion to delist a company from Nasdaq based on the potential for one or more third parties to engage in misconduct impacting a company’s securities where the SEC has implemented a temporary trading suspension.” Nasdaq believes that the ability for third parties to manipulate a security’s price indicates that the security does not have sufficient liquidity to promote fair and orderly markets and, therefore, delisting is consistent with the protection of investors and the public interest.

The Company intends to request a hearing before a Hearings Panel pursuant to Nasdaq Listing Rule 5815. The hearing request will result in an automatic stay of any delisting or suspension action pending the issuance of a decision by the Hearings Panel. The Company’s securities will, however, remain subject to the existing trading halt unless and until Nasdaq lifts the halt.

To date, Nasdaq has not communicated any finding or determination that the Company engaged in any wrongdoing in connection with the trading activity in the Company’s securities. The Staff Determination does not have any immediate effect on the Company’s ongoing business operations or financial condition, and the Company will continue to conduct its business in the ordinary course.

The Company issued a press release on August 5, 2026, announcing the receipt of the Staff Determination from Nasdaq. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein. The Company furnishes this report on Form 6-K to satisfy its obligation under Listing Rule 5810(b) to make public disclosure of the Staff Determination within four business days thereof.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magnitude International Ltd

Date: August 5, 2026	By:	/s/ Lim Say Wei
	Name:	Lim Say Wei
	Title:	Director and Chief Executive Officer